# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Fortress Energy Inc., CIK 0001749723
CUSIP: 644393100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 03/09/2026
Filed by CIK 0002062411
Persons authorized to receive notices and communications: Peter Levinson, P.O. Box 237, Ross, California (CA), 94957, (415) 867-5446

## Reporting persons
- Peter Levinson (CIK 0002062411): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 732,000; shared voting power 0; sole dispositive power 732,000; shared dispositive power 0; aggregate amount beneficially owned 732,000 (.3% of the class)
  Comment: Percentage calculated based on 284,552,811 shares of Class A Common Stock outstanding as of November 14, 2025, as reported in the Form 10Q filed by the Issuer for the quarter ended September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: New Fortress Energy Inc.
Address of issuer's principal executive offices: 111 W. 19th Street, 8th Floor, New York, New York (NY), 10011

## Item 2. Identity and Background
Name of person filing:
The reporting person is:
Peter Levinson
Residence or business address: 14 Brookwood Lane, Ross, CA 94957
Present principal occupation or employment: Mr. Levinson is a private investor.
Criminal convictions in the last five years: During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he would have been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Levinson has purchased 88,900 shares of the Issuer's Class A Common Stock for an aggregate purchase price of $207,137.

Mr. Levinson has purchased 6,431 option contracts to purchase 643,100 shares of the Issuer's Class A Common Stock for an aggregate purchase price of $51,448.

The foregoing purchases of securities were all made from the Mr. Levinson's personal capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting person acquired securities of the Issuer for investment purposes based on his belief that the Issuer's securities represented an attractive investment opportunity. See Exhibit 99.1 for a discussion of the reporting person's views regarding the Issuer.

The reporting person will routinely monitor the Issuer regarding a wide variety of factors that affect his investment considerations, including, current and anticipated future trading prices of the securities of the Issuer, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on his evaluation of various factors, the reporting person may take such actions regarding his holdings of the Issuer's securities as he deems appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional securities of the Issuer in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the securities that he now owns or hereafter acquires. The reporting person also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Class A Common Stock or pledge his interests in the Class A Common Stock and other securities to obtain liquidity. In addition, from time to time the reporting person and his representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The reporting person has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting person may recommend actions to the Issuer's management, board of directors and stockholders that could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate number of shares beneficially owned by the reporting person:

732,000

Aggregate percentage of the class of Class A Common Stock beneficially owned by the reporting person:
0.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the reporting person has:

(i) Sole power to vote or to direct the vote: 732,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 732,000
(iv) Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: In the 60 days preceding the date of this Schedule 13D, the reporting person engaged in the transactions in the Issuer's Common Stock described in Exhibit 99.2 attached hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The reporting person beneficially owns less than 5% of the Issuer's outstanding shares as of March 9, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The reporting person beneficially owns options to acquire 643,100 shares of the Issuer's Class A Common Stock. The options have an $2 exercise price and expire on March 20, 2026.

The reporting person beneficially owns 210,423 shares of 8.75% Series A Cumulative Preferred Units of Golar LNG Partners L.P., an indirect subsidiary of the Issuer.

The reporting person beneficially owns 8.75% first lien bonds of the Issuer due March 15, 2029, with a face amount of $500,000.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Analysis of New Fortress Energy Inc.
Exhibit 99.2 - Transactions in the Past 60 Days

## Signatures
- Peter Levinson: /s/ Peter Levinson, Reporting person (03/09/2026)